American International Group Inc.

02044830

11-K

American General Employees' Thrift and Incentive Plan

Audited Financial Statements
and Schedules

For the Years Ended
December 31, 2001 and 2000

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001

Audited Financial Statements

Schedules

Ernst & Young
Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007
Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Administrative Board
American General Employees' Thrift and Incentive
Plan

We have audited the accompanying statements of net assets available for benefits of the American General Employees' Thrift and Incentive Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 14, 2002

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In thousands

	December 31, 2001	December 31, 2000
Assets		
Investments (See Note C)	$243,986	$564,534
Interest in the American General Thrift Plan Master Trust (see Note E)	499,563	-
Receivables		
Company contributions	1,561	619
Participant contributions	1,257	427
Interest receivable	-	526
Other	-	41
Total receivables	2,818	1,613
Total assets	746,367	566,147
Liabilities		
Payables		
Forfeitures	-	44
Payable to other Qualified Plan	-	556
Other	-	962
Total liabilities	-	1,562
Net assets available for benefits	$746,367	$564,585

See accompanying notes.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In thousands

	Years Ended December 31, 2001	2000
Additions to net assets		
Investment income		
Dividends	$ 5,043	$ 9,074
Interest	3,580	6,630
Net appreciation in fair value of investments (See Note C)	38,061	9,665
Net investment loss from interest in the American General Thrift Plan Master Trust (See Note E)	(2,743)	-
Total investment income	43,941	25,369
Contributions		
Companies'	22,004	18,293
Participants'	36,932	32,954
Total contributions	58,936	51,247
Asset transfer from VALIC Thrift Plan (See Note B)	150,785	-
Total additions	253,662	76,616
Deductions from net assets		
Benefit payments	69,970	63,387
Forfeitures	82	377
Participant fees	218	45
Asset transfer to		
Affiliated Computer Services (See Note B)	-	2,936
CommoLoCo Thrift Plan (See Note B)	1,610	-
Total deductions	71,880	66,745
Net increase	181,782	9,871
Net assets available for benefits		
Beginning of year	564,585	554,714
End of year	$746,367	$564,585

See accompanying notes.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with accounting principles generally accepted in the United States.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Investment Valuation

Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common collective funds, comprised of the Wells Fargo Stable Return Fund, the INVESCO Retirement Trust 500 Index fund, the INVESCO Balanced Fund, the INVESCO Dynamics Fund, and the INVESCO Growth Fund, are valued based on then-current market values of the underlying assets. Investments in common stock are reported at fair value based on published market prices. Short-term investments are valued at cost, which approximates fair value. The participant loans are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds and common collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible employees of American General Corporation and certain of its subsidiaries (the Companies). Salaried and certain regular employees are eligible to participate in the Plan upon their employment commencement date. Non-salaried employees who have completed 1,000 hours of service in one service year are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

In July 2000, approximately fifty former employees of American General Corporation became employed by Affiliated Computer Services and assets of approximately $2.9 million, representing the account balances of the former employees, were transferred to the Affiliated Computer Services plan.

Effective July 1, 2001, AMVESCAP National Trust Company (AMVESCAP) replaced State Street Bank as trustee of the Plan. Invesco Retirement Plan Services Company, a subsidiary of AMVESCAP, replaced Towers Perrin as recordkeeper for the Plan.

Effective July 1, 2001, the Variable Annuity Life Insurance Company Agents' and Managers' (VALIC) Thrift Plan merged into the Plan. As a result, net assets of approximately $150 million, representing the individual account balances of participants in the VALIC Thrift Plan, were transferred into the Plan.

Effective July 1, 2001, participants who were residents of Puerto Rico and employees of CommoLoCo, Inc., a subsidiary of American General Finance, Inc. located in Puerto Rico, were spun-off into a new plan, the CommoLoCo Thrift Plan. As a result of the spin-off, net assets of approximately $1.6 million, representing the individual account balances of participants, were tranferred to the CommoLoCo Thrift Plan.

On August 29, 2001, American General Corporation was acquired by American International Group, Inc. (AIG). As a result of the acquisition, all shares of American General common stock were exchanged for AIG shares based on an exchange ratio of 0.5790 of a share of AIG common stock for each American General share.

Substantially all of the costs of administering the Plan are paid by the Companies.

The Plan's investments are held in a bank-administered trust fund.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay. Participants may also make additional pretax contribution in an amount ranging from one to ten percent of base pay. All contributions are subject to the contribution limitations discussed below. The Companies contribute an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of

NOTE B--DESCRIPTION OF THE PLAN--Continued

the next three percent of the participant's basic contribution. All of the Companies' contributions are invested in AIG stock. This matching contribution complies with the safe harbor provisions of IRC 401(k)(12).

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds daily. All changes, except transfers, are effective as soon as administratively feasible. Transfers are effective on the business day the request is received.

Contribution Limitations

For 2001 and 2000, the total amount of participant pretax contributions is limited to $10,500. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $35,000 in 2001 or $30,000 in 2000. During 2001 and 2000, the total amount of base pay that can be used in determining contributions under the Plan is $170,000.

Participant Accounts

Each participant's account is credited with the participant's and the Companies' contributions and an allocation of Plan earnings. Allocation of Plan earnings is based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Effective January 1, 1999, the participants immediately become 100 percent vested in the Companies' contributions made in 1999 and subsequent years. These changes were made to allow the Plan to meet the safe harbor provisions of IRC 401(k)(12). Vesting in the Companies' contributions made prior to January 1, 1999, and the earnings thereon become vested at a rate of two percent per month of plan participation after one year of service.

Any non-vested portion of the Companies' contributions made prior to January 1, 1999 will become 100 percent vested upon the participant's retirement, attainment of age 65, total disability, or death.

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and non-vested, of the account exceeded $5,000 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account as of the same business day in which the distribution request is made. Distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the participant reaches age 70-1/2, or the calendar year in which the participant retires.

NOTE B--DESCRIPTION OF THE PLAN--Continued

Participant Loans

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures

Participants terminating employment forfeit their non-vested interest in the Companies' contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the future Companies' contributions. Participants who terminate and are re-employed with a participating company before incurring five consecutive one-year breaks in service are entitled to the reinstatement of their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document.

NOTE C--INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

In thousands

	December 31,	
	2001	2000
Interest in the American General Thrift Plan Master Trust	$499,563*	$ -
Wells Fargo Stable Return Fund	124,326	-
Invesco Retirement Trust 500 Index Fund	52,217	-
American General Corporation common stock	-	360,287*
American General Life Insurance Company deposit administration group annuity contract	-	95,500
North American Stock Index Fund	-	48,009

*Includes both participant-directed and non participant-directed investments (See Note D)

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE C--INVESTMENTS--Continued

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value as follows:

In thousands

	Years Ended December 31,	
	2001	2000
Mutual funds	$ (9,888)	$(18,407)
Common stock	50,900	28,072
Common collective funds	(2,951)	-
	$ 38,061	$ 9,665

NOTE D--NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

In thousands

	December 31,	
	2001	2000
Net assets		
American General common stock fund	$ -	$360,735
Interest in the American General Thrift Plan Master Trust	499,563	-
Contributions receivable	763	-
Total net assets	$500,326	$360,735

These investments contain both participant-directed and non participant-directed contributions with earnings not separately determinable; therefore, the total is considered non participant-directed.

	Years Ended December 31,	
	2001	2000
Changes in net assets		
Contributions	$ 30,642	$ 27,647
Dividends	4,258	8,056
Interest	60	127
Net appreciation	50,900	28,072
Net investment loss from interest in the American General Thrift Plan Master Trust	(2,743)	-
Asset transfer from VALIC Thrift Plan	119,066	-
Asset transfer to CommoLoCo Thrift Plan	(701)	-
Asset transfer to Affiliated Computer Services	-	(2,106)
Benefits paid to participants	(49,912)	(36,597)
Interfund transfers	(11,845)	(8,080)
Forfeitures	(93)	(374)
Participant fees	(41)	(13)
	$139,591	$ 16,732

NOTE E--MASTER TRUST INFORMATION

Effective July 1, 2001, the Plan's investment in common stock is held in the American General Thrift Plan Master Trust (the Master Trust). The custodian of the Master Trust investments is State Street Bank and Trust Company.

The purpose of the Master Trust is the collective investment of the AIG common stock in this Plan and the American General Agents' and Managers' Thrift Plan. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions which can be specifically identified and by allocating net income, resulting from the collective investment of the assets of the Master Trust, in proportion to the market value of each participating plan's assets. As of December 31, 2001, the Plan's beneficial interest in the Master Trust represents 82.5% of the total assets.

The following table presents the fair value of the Master Trust's investments:

In thousands

	December 31, 2001
Common stock	$600,082
Money market	5,637
Net unsettled trades	(113)
Total net assets	$605,606

Investment income and net appreciation in fair value of the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year)are as follows:

In thousands

Net depreciation from investment in common stock	$ (3,805)
Interest	239
	$ 3,566

NOTE F--INVESTMENT CONTRACT WITH INSURANCE COMPANY

Through July 1, 2001, the Plan maintained an investment contract with American General Life, a wholly owned subsidiary of American General Corporation. The deposit administration group annuity contract was valued at contract value, which approximated fair value, and represented contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract was reset annually by American General Life.

The contract had a guaranteed minimum rate of 6.40% and 6.25%, for 2001 and 2000, respectively. Any earnings in excess of the guaranteed minimum rate were credited to the participants.

The effective earned yield was calculated based on the calendar year. The effective earned yield of the investment contract for 2001 and 2000 was 6.69% and 6.60%, respectively.

NOTE G--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Companies contributions.

NOTE H--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

In thousands

	Year Ended December 31, 2000
Net assets available for benefits per the financial statements	$564,585
Benefits payable to withdrawing participants	(4,316)
Net assets available for benefits per Form 5500	$560,269

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

In thousands

	Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$ 69,970
Benefits payable to withdrawing participants at beginning of year	(4,316)
Benefits paid to participants per Form 5500	$ 65,654

NOTE I--FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated July 14, 1999, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). Therefore, the Plan is exempt from taxation as long as it operates in conformity with the plan document and the Code. Since receiving the determination letter, the Plan has been restated, and a new determination letter has been requested but not received. However, the Companies believe the Plan in operation is in compliance with the Plan document and the Code and, therefore, believes that the Plan is qualified and tax exempt.

NOTE J--PARTIES IN INTEREST

The Plan offers investment options in certain funds that are affiliated with AIG or one or more of its subsidiaries. American General Asset Management, which was a wholly owned subsidiary of American General Corporation, was the Registered Investment Advisor to the North American Funds. In December 2001, the North American Funds merged into the SunAmerica funds. SunAmerica Asset Management Company, a wholly owned subsidiary of SunAmerica, manages the SunAmerica funds. SunAmerica is wholly owned by AIG.

NOTE K--SUBSEQUENT EVENTS

Effective January 1, 2002, the Companies intend to adopt the following Plan amendments:

- Companies' contributions funded after December 31, 2001 will be invested according to the participant's investment elections for future contributions, rather than in AIG common stock. In addition, participants will be allowed to reallocate at anytime all Companies' contributions made prior to December 31, 2001, into any of the investments offered by the Plan.

- The Plan will adopt certain amendments allowed under The Economic Growth and Tax Relief Reconciliation Act of 2001.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

SCHEDULE H, Line 4 (i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2001

EIN: 74-0483432
PN: 001

Issuer	Description	Fair Value
Wells Fargo Bank Minnesota, NA	12,074,666 shares of Wells Fargo Stable Return Fund	$124,325,588
Invesco*	1,870,905 shares of IRT 500 Index Fund	52,216,965
Vanguard	448,154 shares of Vanguard Prime Cap Fund	23,088,881
Putnam	1,504,657 shares of Putnam Vista Fund	13,000,240
Participant Notes*	Loans issued at interest rates between 5.75% and 11.25%	12,496,036
AIM*	673,507 shares of AIM International Equity Fund	10,035,251
Invesco*	135,440 shares of Invesco Dynamics Fund	2,157,566
T.Rowe Price	81,826 shares of T.Rowe Price Small Cap Stock Fund	2,073,469
Invesco*	121,218 shares of Invesco Balanced Fund	1,773,419
Invesco*	426,507 shares of Invesco Growth Fund	1,108,918
Vanguard	90,454 shares of Vanguard Total Bond Index	917,205
SunAmerica Asset Management Company*	42,449 shares of Brazos Small Cap Fund	792,090
		$243,985,628

*Party in interest

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

EIN: 74-0483432
PN: 001

In thousands

Identity of Party Involved	Description	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii) - Series of non participant-directed transactions in excess of 5% of net assets available for benefits						
State Street Bank & Trust Company	S/T Investments	$25,046	$ -	$ 25,046	$ 25,046	$ -
State Street Bank & Trust Company	S/T Investments	-	28,287	28,287	28,287	-
(A)	Company stock	22,124	-	22,124	22,124	-
(A)	Company stock	-	188,581	180,076	188,581	8,505

(A) Parties involved are not presented, as permitted by Section 2520.103-6 (d)(1)(i) of the Department of Labor's Rules and Regulations.

Note: Includes both participant-directed and non participant-directed transactions.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-68640) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated June 14, 2002 with respect to the financial statements and schedules of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Houston, Texas
June 25, 2002

Ernst & Young LLP